                                Exhibit 1.(9)(d)

Memorandum Describing NYLIAC's Issuance, Transfer and Redemption Procedures for the Policies

               NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION'S
                ISSUANCE, REDEMPTION AND TRANSFER PROCEDURES FOR
                POLICIES PURSUANT TO RULE 6E-3(T)(B)(12)(III)]

     This document sets forth, as required by Rule 6e-3(T)(b)(12)(ii), the administrative procedures that will be followed by New York Life lnsurance and Annuity Corporation ("NYLIAC") in connection with the issuance of the flexible premium variable universal life insurance policy (the "Policy") described in this Registration Statement, the transfer of assets held thereunder, and the redemption by Policyowners of their interests in the Policies.

1.   "Public Offering Price":

     Purchase and Related Transactions

     Set out below is a summary of the principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. The summary shows that, because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans.

     (a)     Premium Schedules and Underwriting Standards

     A premium payment schedule may be selected at the time of application and may be changed at any time. The scheduled premium is set forth in the Policy. There is no penalty if the scheduled premium is not paid, nor does payment of this amount guarantee coverage for any period of time. Even if scheduled premiums are paid, the Policy terminates when the Cash Surrender Value becomes insufficient to pay certain monthly charges and a grace period expires without sufficient payment.

     A Policyowner may make additional unscheduled premium payments at any time before the death of the Insured prior to the Policy Anniversary on which the insured is age 95. The minimum premium payment is $50.00. If the unscheduled premium would result in an increase in the life insurance benefit greater than the increase in the Cash Value, NYLIAC reserves the right to require proof of insurability. NYLIAC also reserves the right to limit the number and amount of unscheduled premiums.

     The Policies will be offered and sold pursuant to established underwriting standards and in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among lnsureds but recognize that mortality charges must be based upon factors such as age, sex, health and smoker status, and occupation.

     (b)     Application and Initial Premium Processing

     Individuals wishing to purchase a Policy must complete an Application.
The Policy is available as a Qualified Policy or a Non-qualified Policy. The minimum Face Amount of a Policy is $50,000. The insured may not be older than attained age 80 as of the Policy Date or the date of any increase in Face Amount. Before issuing any Policy NYLIAC will require satisfactory evidence of insurability. For certain eligible groups and when Policies are issued in connection with employer-sponsored plans, the Policy may be issued based on simplified underwriting rules and procedures defined by NYLIAC.

     The Policyowner selects a premium payment schedule in the Application.
The amount of the scheduled premium is shown on the Policy Data Page. There is no penalty if the scheduled premium is not paid, nor does payment of this amount guarantee coverage for any period of time. While the Insured is living, the owner may make unscheduled premium payments at any time prior to the Policy Anniversary on which the Insured is age 95.

     When a Premium Payment is received, NYLIAC may deduct a Sales Expense Charge, as well as Premium Tax and Federal Tax Charges. The balance of the premium (the net premium) will be applied to the Investment Divisions of the Separate Account at the Accumulation Unit Value determined at the end of the Valuation Period when the payment is received and to the Fixed Account in accordance with a Policyowner~s allocation election in effect at that time, and before any other deductions which may be due are made.

     (c)     Free Look Provision

     A Policy may be canceled within 20 days (or longer if required by state law) after the Policyowner receives it by returning it to NYLIAC or the registered representative through whom it was purchased. Premiums will be allocated to the Cash Management Division until 20 days after the Issue Date. The Policyowner will then receive from NYLIAC the greater of the Policy's Cash Value as of the date the Policy is returned or the premiums paid; less loans and Partial Withdrawals. The Policyowner may cancel increases in the Selected Face Amount under the same time limitations. For canceled increases in the Face Amount, the refund equals the amount of premiums allocated to the increase in accordance with the surrender charge provision, less any portion of such amount previously paid to the Policyowner.

     (d)     Repayment of Indebtedness

     Unless NYLIAC sets a lower rate for any period, the effective annual loan interest rate is 8%, which is payable in arrears. Loan interest for the Policy Year in which a loan is taken will be due on the next Policy Anniversary. Loan interest accrues each day and is payable on the Policy Anniversary, on the date of death, surrender, or lapse. Loan interest not paid in cash as of the Policy Anniversary, or prior to the expiration of the late period will be charged as a new loan and amounts may need to be transferred to the Fixed Account to cover the increased loan amount.

     If the loan interest rate is lower than 8% per year, any subsequent increase in the interest rate will be subject to the following conditions:

     (1) The effective date of any increase in the interest rate shall not be earlier than one year after the effective date of the establishment of the previous rate.

     (2) The amount by which the interest rate may be increased will not exceed one percent per year, but the rate of interest shall in no event ever exceed 8%.

     (3) NYLIAC will give notice of the interest rate in effect when a loan is made and when sending notice of loan interest due.

     (4) If a loan is outstanding 40 days or more before the effective date of an increase in the interest rate, NYLIAC will notify the Policyowner of that increase at least 30 days prior to the effective date of the increase.

     (5) NYLIAC will give notice of any increase in the interest rate when a loan is made during the 40 days before the effective date of the increase.

     All or part of an unpaid loan can be repaid before the Insured's death or before the Policy is surrendered. Loan repayments are allocated to the Investment Divisions or the Fixed Account in accordance with premium allocations in effect at the time of the loan repayment, unless indicated otherwise. lf a loan is outstanding when the life insurance or surrender proceeds become payable, NYLIAC will deduct the amount of any Policy Debt from these proceeds. In addition, it may happen in a given Policy year that, based on the loan interest rate in effect when that year began (ignoring any subsequent increase in the rate during that year), an unpaid loan and accrued interest exceed the Cash Value of the Policy, less any applicable surrender charges and any deferred contract charge. ln that event, NYLIAC will mail a notice to the Policyowner at his last known address, and a copy to the last known assignee on NYLIAC's records. All insurance will end 31 days after the date on which NYLIAC mails that notice to the Policyowner if the excess amount is not paid within that 31 days.

     (e)  Correction of Misstatement of Age or Sex

     If the Insured's age or sex is misstated in the Policy application, the Death Benefit payable under the Policy will be adjusted based on what the Policy would provide according to the most recent mortality charge for the correct date of birth or correct sex.

2.   "Redemption Procedures":

     Surrender and Related Transactions

     This section outlines those procedures which might be deemed to constitute redemptions under the Policy. These procedures differ in certain significant respects from the redemption procedures for mutual funds and contractual plans.

     (a)     Account Values

     The owner of a Policy may make a Partial Withdrawal or surrender the Policy to receive part of all of the Policy's Cash Surrender Value, at any time while the Insured is living. The Cash Surrender Value is the Cash Value less any surrender charges, any deferred contract charges and outstanding Policy Debt. The Cash Value of the Policy is the amount provided for investment in the Separate Accounts and the Fixed Account. The Cash Value of the Policy is held in one or more divisions of the Separate Accounts and the Fixed Account. Initially, this value equals the net amount of the first premium paid under the Policy. This amount is allocated among the Fixed Account and the Investment Divisions according to the allocation percentages requested in the Application, or as subsequently changed by the Policyowner.

     Partial Withdrawals are not permitted during the first Policy Year when Life Insurance Benefit Option 1 is in effect. The minimum Partial Withdrawal is $500, unless NYLIAC agrees otherwise. Uniform rules will be applied in agreeing to Partial Withdrawals under $500. The amount available is the Policy's Cash Value at the end of the valuation period during which the written request for the surrender or Partial Withdrawal is received by NYLIAC, less any surrender charges and any deferred contract charge and Policy Debt. A Partial Withdrawal will be made on a pro rata basis from the Fixed Account and/or Investment Divisions, unless the Policyowner indicates otherwise. If the portion of the request for a Partial Withdrawal from the Fixed Account or Investment Division is greater than the amount in the Fixed Account or Investment Division, NYLIAC will reduce the Partial Withdrawal by that amount and pay the Policyowner the entire value of the Fixed Account and/or that investment Division, less any surrender charge which may apply. Partial Withdrawals will cause a reduction in the Policy's Face Amount when Life insurance Benefit Option 1 is in effect. NYLIAC reserves the right to limit the amount and frequency of Partial Withdrawals. Partial Withdrawals and surrenders may be subject to charges.

     During the first 15 Policy Years, a surrender charge will be assessed on a complete surrender or decrease in Face Amount, including a decrease caused by a change in the Life Insurance Benefit Option. The surrender charge in the first Policy Year is equal to 25% of the premiums paid to date up to the guideline annual premium for the first year plus 5% of premiums paid in that year which are in excess of the guideline annual premium for the first year but not in excess of the accumulated guideline annual premiums through the sixth Policy Year. The surrender charge in the second Policy Year and thereafter is equal to the applicable percentage shown in the table below multiplied by the Base Surrender Charge. The Base Surrender Charge is equal to 25% of the lesser of the premium paid to date or the guideline annual premium for the first Policy Year, plus 5% of the lesser of: (i) premiums paid in excess of the guideline annual premium for the first Policy Year, or (ii) the sum of the guideline annual premiums for the first six Policy Years, minus the guideline annual premium for the first Policy Year.

             Year
             ----
             2 - 6            -         100%
                 7            -          90%
                 8            -          80%
                 9            -          70%
                10            -          60%
                11            -          50%
                12            -          40%
                13            -          30%
                14            -          20%
                15            -          10%
                16            -           0%

     Surrender charges are calculated separately for the initial Face Amount and for each increase in the Face Amount, including an increase caused by a change in the Life Insurance Benefit Option. Premium payments after an increase will be allocated between the initial Face Amount and the increase based on the relative guideline annual premiums. A decrease in Face Amount will result in the imposition of a surrender charge equal to the difference between the surrender charge which would have been payable on a complete surrender prior to the decrease and the surrender charge which would be payable on a complete surrender after the decrease. Where, because of increases in Face Amount, there are multiple schedules of surrender charges, the charge applied will be based first on the surrender charge associated with the last increase in face amount, then on each prior increase, in the reverse order in which the increases occurred, and then to the initial Face Amount.

     ln addition to the surrender charge, NYLIAC may charge a fee, not to exceed the lesser of $25 or 2% of the amount withdrawn, for processing a Partial Withdrawal. This fee will be deducted from the remaining balance of the Fixed Account and/or Investment Divisions based on the Partial Withdrawal allocation, or if the fee amount exceeds the remaining balance, it will be deducted from the Fixed Account and/or Investment Divisions on a pro rata basis. When the Policyowner makes a Partial Withdrawal, the life insurance benefit, the Cash Value, and the Cash Surrender Value will be reduced by the amount of the Partial Withdrawal proceeds as of the date the Policyowner receives the payment and any applicable surrender charge.

     NYLIAC reserves the right to limit the amount and frequency of Partial Withdrawals.

     (b)     Benefit Claims

     If the Policy has not terminated, payment of the Cash Surrender Value, any Partial Withdrawal, loan proceeds or the Death Benefit are made within 7 days after NYLIAC receives all required documents at its Principal Office or such other location that NYLIAC indicates to the Policyowner in writing. But NYLIAC can delay payment of the Cash Surrender Value or any Partial Withdrawal from the Separate Accounts, loan proceeds attributable to the Separate Accounts, or the Death Benefit during any period that:

     o lt is not reasonably practicable to determine the amount because the New York Stock Exchange is closed (other than customary weekend and holiday closings), trading is restricted by the Securities and Exchange Commission (Commission), or the Commission declares that an emergency exists; or

     o The Commission, by order, permits NYLIAC to delay payment in order to protect Policyowners.

     NYLIAC may delay paying any surrender value or loan proceeds on the Fixed Account for up to 6 months from the date the request is received at its Principal Office. NYLIAC can delay payment of the entire Death Benefit if payment is contested. NYLIAC investigates all death claims arising within the two-year contestable period. Upon receiving the information from a completed investigation, NYLIAC generally makes a determination within five days as to whether the claim should be authorized for payment. Payments are made promptly after authorization. If payment of a Cash Surrender Value or Partial Withdrawal value is delayed for 30 days or more, NYLIAC adds interest at an annual rate of 3%, or more, if required by law. NYLIAC adds interest to a Death Benefit from the date of death to the date of payment at the same rate as is paid under the lnterest Payment Option.

     The Death Benefit is the amount payable to the named Beneficiary when the Insured dies. Upon receiving due proof of death, NYLIAC pays the Beneficiary the Death Benefit amount determined as of the date the Insured dies. All or part of the benefit can be paid in cash or applied under one or more of the payment options under the Policy.

     Added to the greater of the Face Amount or Minimum Face Amount is the value of any additional benefits provided by rider. NYLIAC pays interest on the Death Benefit from the date of death to the date the Death Benefit is paid or a payment option becomes effective. NYLIAC subtracts any outstanding Policy Debt, and any unpaid monthly deductions if the death occurs during the 62-day late period and then credits the interest. The Death Benefit is unaffected by investment experience unless the Death Benefit is based on the Minimum Face Amount or Life insurance Benefit Option 2.

     (c)     Policy Loans

     Using the Policy as sole security, the Policyowner can borrow any amount up to the loan value of the Policy. The loan value on any given date is equal to 90% of the Cash Value less any applicable surrender charges, less any deferred contract charge and less any Policy Debt.

     When a loan is requested, an amount necessary to increase the Fixed Account Value to 108% of the new loan amount, less the excess of the Accumulation Value of the Fixed Account over any outstanding Policy loan, is transferred from the Separate Account to the Fixed Account. This transfer will be made on a pro rata basis from the various Investment Divisions. While a Policy loan is outstanding, no Partial Withdrawals or transfers which would reduce the Accumulation Value of the Fixed Account below 108% of the outstanding loan are permitted. It is possible, however, that the deduction of monthly charges, such as the cost of insurance charge, may reduce the Fixed Account below the 108% threshold. The amount transferred to the Fixed Account is not affected by the Separate Account's investment performance. The Cash Value is also affected because the portion of the Cash Value equal to the Policy loan is credited with interest at a fixed rate determined by NYLIAC, which will never be less than 2% less than the effective annual loan interest rate, rather than a rate of return reflecting the investment performance of the Separate Accounts. This loan interest stays in the Fixed Account unless the Policyowner transfers any amounts no longer needed as security to the Separate Accounts.

     If the Policy has not terminated, payment of loan proceeds is made within 7 days after NYLIAC receives any required documents at its Principal Office or any other location indicated in writing by NYLIAC. NYLIAC can delay payment of loan proceeds attributable to the Separate Account during any period that:

         o It is not reasonably practicable to determine the amount because the New York Stock Exchange is closed (other than customary week-end and holiday closings), trading is restricted by the Commission, or the Commission declares that an emergency exists; or

         o The Commission, by order, permits NYLIAC to delay payment in order to protect Policyowners.

     NYLIAC may delay paying any loan proceeds from the Fixed Account for up to 6 months from the date the request is received at its Principal Office.

     (d)     Policy Termination

         The Policy does not terminate for failure to pay premiums since payments, other than the initial premium, are not specifically required. Rather, if on a Monthly Deduction Day, the Cash Surrender Value is less than the Monthly Deduction Charge for the next Policy month, the Policy will continue for a late period of 62 days after that Monthly Deduction Day.

     NYLIAC allows 62 days to pay any premium necessary to cover the overdue monthly deduction and/or excess Policy loan. NYLIAC will mail a notice to the Policyowner at his last known address, and a copy to the last known assignee on the records at least 31 days before the end of the late period which sets forth this amount. During the grace period, the Policy remains in force. If NYLIAC does not receive the required payment before the end of the late period, the Policy will end and there will be no Cash Value or life insurance benefit. If the Insured dies during the late period, NYLIAC will pay the Death Benefit. However, these proceeds will be reduced by the amount of any Monthly Deduction Charges for the full Policy month or months that run from the beginning of the late period through the Policy month in which the Insured dies or by the amount of the excess Policy loan.

     For a period of five (5) years after termination, the Policyowner can request that NYLIAC reinstate the Policy during the Insured's lifetime. NYLIAC will not reinstate the Policy if it has been returned for its Cash Surrender Value.

     Before NYLIAC will reinstate the Policy, NYLIAC must receive the following:

         o A payment in an amount which is sufficient to keep the Policy in force for at least 3 months plus an amount equal to 150% of any deferred contract charge not previously deducted. This payment will be in lieu of the payment of all premiums in arrears. Any unpaid loan must also be repaid, together with loan interest at 6% compounded once each year from the end of the late period to the date of reinstatement. lf a policy loan interest rate of less than 6% is in effect when the Policy is reinstated, the interest rate for any unpaid loan at the time of reinstatement will be the same as the Policy loan interest rate. The effective date of reinstatement will be the Monthly Deduction Day on or following the date NYLIAC approves the request for reinstatement; and

         o Evidence of insurability satisfactory to NYLIAC, if the reinstatement is requested more than 30 days after termination.

     If NYLIAC does reinstate the Policy, the Face Amount for the reinstated Policy will be the same as it would have been if the Policy had not terminated.

     3.  Transfers

     All or part of the Cash Value may be transferred among Investment Divisions of the Separate Account or to the Fixed Account. The minimum value of Accumulation Units that may be transferred between Investment Divisions or to the Fixed Account, is the lesser of (i) $500 or (ii) the total value of the Accumulation Units in the Investment Division. If, after an ordered transfer, the value of the remaining Accumulation Units in an Investment Division or the Fixed Account Value would be less than $500, the entire value will be transferred. There is no charge for the first twelve transfers in any one Policy Year. NYLIAC reserves the right to charge $30 for each transfer in excess of twelve per year.

     Amounts may be transferred from the Fixed Account to the Separate Account investment Divisions, subject to the following conditions.

     1. Maximum Transfer. An amount not greater than 20% of the Fixed Account Value at the beginning of the Policy Year may be transferred during that Policy Year from the Fixed Account to the Investment Divisions.

     2. Minimum Transfer. Transfers of at least the minimum amount are permitted. The minimum amount that may be transferred from the Fixed Account to the Investment Divisions is the lesser of (i) $500 or (ii) the Fixed Account Value, unless NYLIAC agrees otherwise.

     3. Minimum Remaining Value. Additionally, the remaining values in the Fixed Account must be at least $500. If, after a contemplated transfer, the remaining values in the Fixed Account would be less than $500, that amount must be included in the transfer.

     NYLIAC reserves the right to limit transfers from the Investment Divisions to the Fixed Account after the first two Policy Years.

     Transfer requests must be in writing on a form approved by NYLIAC or by telephone in accordance with established procedures.

     Through a process called Dollar Cost Averaging, the Policyowner may specify, prior to termination of the Policy, a specific dollar amount to be transferred from any Investment Division to any combination of Investment Divisions and the Fixed Account. The Policyowner will specify the Investment Divisions to transfer money from, the Investment Divisions and/or Fixed Account to transfer money to, the amounts to be transferred, the date on which transfers will be made, subject to the rules of NYLIAC, and the frequency of the transfers, either monthly, quarterly, semi-annually or annually. Dollar Cost Averaging transfers are not available from the Fixed Account, but these transfers may be made into the Fixed Account. All Dollar Cost Averaging transfers to or from an Investment Division or to the Fixed Account made on the same date will count as one transfer for purposes of determining whether the transfer is free or may be subject to a charge. A minimum of $100 must change divisions (for each Investment Division and the Fixed Account) with each transfer. The minimum Cash Value required to elect this option is $5,000.

     NYLIAC will make all Dollar Cost Averaging transfers on the day of each calendar month specified by the Policyowner, or on the next Business Day. The Policyowner may specify any day of the month with the exception of the 29th, 30th or 31st of a month. In order to process a Dollar Cost Averaging transfer, NYLIAC must have received a request in writing no later than one week prior to the date Dollar Cost Averaging transfers are to commence.

     The Dollar Cost Averaging option may be canceled at any time by written request or automatically if the Cash Value is less than $5,000.

                               EXCHANGE PROCEDURE

         At any time within 24 months of the Issue Date, the Policyowner may request that the entire Accumulation Value of the Policy be transferred to the Fixed Account to acquire fixed benefit life insurance protection on the life of the Insured. The exchange will become effective when NYLIAC receives a proper written request.

     At any time within 24 months of the Issue Date, the Policyowner may exchange the Policy for a Policy on a permanent plan of life insurance which NYLIAC is offering for this purpose. NYLIAC will not require evidence of insurability. The date of exchange will be the later of (a) the date the Policyowner sends NYLIAC the Policy along with a proper written request; or (b) the date NYLIAC receives at the Principal Office or such other location that NYLIAC indicates to the Policyowner in writing, the necessary payment for the exchange. All riders will end. The endorsed policy will have the same Issue Date, issue age and risk classification as the original Policy. ln order to exchange the Policy, NYLIAC will require: (a) that the Policy be in effect on the date of exchange; (b) repayment of any unpaid loan plus accrued interest; and (c) an adjustment, if any, for premiums and cash values of the Policy and any new policy.